July 12, 2005

By Facsimile

Abby L. Adams

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549

Re: Croff Enterprises, Inc.
      First Amended Schedule 14D-9. Filed July 20, 2005
      SEC File No. 5-32384

Dear Ms. Adams:

Our office as general counsel has been requested by the Croff Board of Directors, as defined below, to respond to your comment letter of July 8, 2005 pertaining to the Company’s recent filing on Schedule 14D-9 and to the concurrently submitted First Amended filing of Schedule 14D-9.

We will attempt to respond to each of your comments by their designated paragraphs. For reference purposes we include a header indicating the primary subject of your comment paragraph:

1. Confirming full disclosure under Item 3 and MA Item 1005 (d). In light of your comments, the Board has again requested the undersigned counsel to review the requirements of Regulation S-K, M-A, Item 1005 and has requested me to indicate to the SEC that the Board believes that all information responsive to that Item has been included in Schedule 14D-9 as amended and concurrently submitted.

2. Information disseminated to Croff Shareholders. As previously indicated in the original Schedule 14D-9 the information disseminated to Croff shareholder’s by the Board was the information letter previously filed as an Exhibit to the original Schedule 14D-9 filing. The Board now intends to disseminate the entire Amended Schedule 14D-9 as determined effective by your office, along with the enclosed amended disclosure summary letter.

3. Recommendation by the Board. With respect to the pending Tender Offer and all related events and transactions, the four non-management directorsserve on the non-management committee which acts as the Croff Board of Directors. The excluded director is Mr. Gerald L. Jensen as the principal of the offerors. We believe as the present Board that the designation of the Board and its members has been made fully clear by the revised Item 4 sections within the enclosed Amended Schedule 14D-9.

4. References to Tender Offer as good alternative from a financial perspective. Item 4 within the revised Schedule 14D-9 has been revised to focus upon the methodology and conclusions reached by the Board in determining the adequacy and appropriateness of this statement while still refraining from making a specific recommendation to shareholders. We believe the factors and decision process to now be sufficiently detailed pursuant to Item 1010 (c) of Regulation M-A

5. Basis for “good alternative from financial perspective statement.” We realize that normally in a Tender Offer the most important issue is the offering price. In this Tender Offer, the Board believes that liquidity is far more important than price. There has been no meaningful trading market for the Class “B” shares since they were issued over nine years ago. The Board rejected the original offeror proposals and requested the offerors make a tender offer directed to the shareholders. Now that a tender offer has been made, each shareholder may decide whether or not they wish to sell at the offering price. The Board believes it has accomplished its objective of obtaining a cash offer. The Board further believes that the rewritten and revised Schedule 14D-9, particularly Item 4, fully and adequately sets-out the rational and process by which the Board came to the foregoing conclusion, along with the limitations upon the Board’s abilities and efforts.

The undersigned for and on behalf of the Board and at the request of the SEC affirms herein in writing its acknowledgement of the following:

• The company is responsible for the adequacy of the disclosure in its filings;
• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would respectfully request the reviewer of this comment letter and submitted Schedule 14D-9 to complete an informal review and recommendation as to these submitted changes, so that the Company may submit a definitive and final Schedule 14D-9 prior to EDGARIZATION and final filing and dissemination.

Sincerely,

Julian D. Jensen
Attorney for Croff Enterprises, Inc

cc: Original –Edgar filing